Exhibit 3.44

CERTIFICATE OF FORMATION

OF

IAC FALCON HOLDINGS, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

1.                            The name of the limited liability company is IAC Falcon Holdings, LLC.

2.                            The address of the registered office of the limited liability company in the State of Delaware is 9 East Lockerman Street, Suite 1B in the City of Dover, Delaware  19901.  The name of the registered agent at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 29th day of April, 2005.

/s/ Gregg Winiarski
Gregg Winiarski, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:25 AM 04/29/2005
FILED 10:25 AM 04/29/2005
SRV 050346485 — 3962470 FILE